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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004   AND ENDING December 31, 2004

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECM Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4740 Peach Street

(No. and Street)

Erie	PA	16509
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey W. Evans   814-868-7551

                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION   PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APR 0 4 2005

Root, Spitznas & Smiley, Inc.

THOMSON
FINANCIAL

(Name – *if individual, state last, first, middle name*)

900 State Street, Suite One	Erie	PA	16501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)







FINANCIAL STATEMENTS AND REPORTS

OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ECM SECURITIES, INC.

(A Wholly Owned Subsidiary of
Evans Capital Management, Inc.)

December 31, 2004

OATH OR AFFIRMATION

I, Jeffrey W. Evans, President of Evans Capital Management, Inc. (the parent company of ECM Securities, Inc.) and President of ECM Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ECM Securities, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
President

Subscribed and sworn to before me
this _11_ day of _February_ 2005

_Pauline M. DeMarall_____
Notary Public

This report contains (check all applicable boxes):

_x_	(a)	Facing page
_x_	(b)	Statement of Financial Condition
_x_	(c)	Statement of Income
_x_	(d)	Statement of Changes in Stockholders' Equity
_x_	(e)	Statement of Cash Flows
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_x_	(g)	Computation of Net Capital
_x_	(h)	Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3.
_x_	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_x_	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_x_	(l)	An Oath or Affirmation
___	(m)	A copy of the SIPC Supplemental Report
___	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
_x_	(o)	Independent auditor's report on internal accounting control.

CONTENTS

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

Michael N. Barko, CPA
Edmund J. Czemerych, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

900 State Street
Suite One   814-453-7731
Erie, Pennsylvania 16501-1450   FAX: 814-455-6799

Independent Auditors' Report

Board of Directors
ECM Securities, Inc. (a wholly owned subsidiary of Evans Capital
                     Management, Inc.)

We have audited the accompanying statement of financial condition of ECM
Securities, Inc. (a wholly owned subsidiary of Evans Capital Management,
Inc.) as of December 31, 2004, and the related statements of income,
changes in stockholders' equity and cash flows for the year then ended
that you are filing pursuant to rule 17a-5 under the Securities Exchange
Act of 1934. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on
these statements based on our audit.

We conducted our audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that
we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of ECM
Securities, Inc. as of December 31, 2004, and the results of its
operations and cash flows for the year then ended in conformity with
accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information contained
in the Schedules on page 8 through 11 is presented for purposes of
additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 under
the Securities and Exchange Act of 1934. Such information has been
subjected to the auditing procedures applied in the audit of the basis
financial statements and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken as
a whole.

Root, Spitznas and Smiley, Inc.

February 7, 2005

1

ECM Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

CURRENT ASSETS

Cash	$20,259
Deposit	295
Accounts receivable	33,233
Total current assets	53,787

OTHER ASSETS

Organization costs, net of accumulated amortization of $1,870 (Note B)	866
	866
	$54,653

LIABILITIES

Accounts payable	$ 2,495
Total liabilities	2,495

STOCKHOLDERS' EQUITY

Common stock, authorized 50,000 shares of $1 par value, issued 1,000 shares	1,000
Additional contributed capital	26,500
Retained earnings	24,658
	52,158
	$54,653

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENT OF INCOME

Year ended December 31, 2004

Revenue

Commissions	$404,496
Interest and miscellaneous	-
Total revenue	404,496

Operating expenses

Management and support fees	216,000
Dues, licenses and subscriptions	6,190
Broker, investment and consulting fees	1,883
Legal and professional	1,900
Office supplies	392
Amortization expense	547
Total operating expenses	226,912
Income before income taxes	177,584
Income taxes	1,061
NET INCOME	$176,523

The accompanying notes are an integral part of these statements.   3

ECM Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2004

	Common Stock	Additional Contributed Capital	Retained Earnings
Balances at January 1, 2004	$ 1,000	$ 26,500	$ 24,135
Additional capital contributed	-	-	-
Net income	-	-	176,523
Dividends paid to parent company	-	-	(176,000)
Balances at December 31, 2004	$ 1,000	$ 26,500	$ 24,658

The accompanying notes are an integral part of these statements.   4

ECM Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Cash flows from operating activities:	
Net income	$176,523
Adjustment to reconcile net income to net cash provided by operating activities:	
Amortization	547
Increase in deposits	(173)
Increase in accounts receivable	(10,094)
Increase in accounts payable	2,390
Net cash provided by operating activities	169,193
Cash flows from investing activities:	
Dividends paid	(176,000)
Net cash used in investing activities	(176,000)
Net decrease in cash	(6,807)
Cash at beginning of year	27,066
Cash at end of year	$ 20,259

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

The Company is a NASD registered broker/dealer incorporated under the laws of the Commonwealth of Pennsylvania whose business activities relate to the offer and sale of mutual funds, variable annuities and variable life insurance contracts to clients primarily in Northwestern Pennsylvania. The Company was incorporated on July 26, 2001 as a wholly owned subsidiary of Evans Capital Management, Inc.

2. Estimates in Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company elected to be treated as a "Qualified Subchapter S Subsidiary" corporation for federal and state income tax purposes. As such, Evans Capital Management, Inc., the parent, will report the income and losses of the Company on its corporate income tax return. Accordingly, no provision has been made by the Company for federal or state income taxes.

4. Concentration of Credit Risk

The Company maintains cash balances in one financial institution located in Erie, Pennsylvania. The Company's balance does not exceed the federally insured maximum of $100,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Companies accounts receivable consist of commissions and trails revenue from various investment companies. Management closely monitors outstanding balances, collection losses have been historically immaterial and management is not aware of any customer disputes or financial difficulties.

NOTE B - ORGANIZATION COSTS

The Company's organization costs consist of legal fees incurred to create the Company. These costs are being amortized over 60 months.

NOTE C - MANAGEMENT AND SUPPORT FEES

The Company's management and support fees are paid to Evans Capital Management, Inc., the parent company. These fees are in accordance with a management and support agreement as well as an allocation of expenses agreement. According to the agreements, these fees represent the Company's portion of shared expenses and the time and effort of the shareholders of the parent for the ongoing direction of the Company. The shared expenses represent all expenses of the parent and all of its subsidiaries that cannot be easily and directly attributable to any separate company, and are therefore paid by the parent.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $26,588, which was $21,588 in excess of its required net capital of $5,000. The Company's net capital ratio was .1 to 1.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 52,158
Less stockholders' equity not allowable	-
Total stockholders' equity qualified for Net Capital	52,158
Additions	-
Total capital and allowable subordinate liabilities	52,158
Deductions and/or charges:	
Total nonallowable assets	(25,570)
Other additions and/or credits	-
Net capital before haircuts on securities positions	26,588
Haircuts on securities	-
Net Capital	$ 26,588

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 2,495
Additions	-
Total aggregate indebtedness	$ 2,495
Percentage of aggregate indebtedness to net capital	9.4%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 166
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 21,588
Excess net capital at 1000%	$ 26,338

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

ECM Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

Year ended December 31, 2004

This schedule is not applicable for ECM Securities, Inc. as it claims a
K(1) exemption.

ECM Securities, Inc.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2004

This schedule is not applicable for ECM Securities, Inc. as it claims a
K(1) exemption.

ECM Securities, Inc.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND
THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2004

This schedule is not applicable for ECM Securities, Inc. as it claims a
K(1) exemption.

Board of Directors
ECM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ECM Securities, Inc., for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their registration of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Root, Spitnas and Smiley, Inc.

February 7, 2005